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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14030186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

SEC FILE NUMBER
8-43264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Maybank Kim Eng Securities USA, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 3RD AVENUE, 21ST FL
(No. and Street)

New York	**New York**	**10017-1401**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica Kim **(212) 688-8886**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen & Schaeffer, P.C.
(Name – *if individual, state last, first, middle name*)

420 Lexington Avenue, Suite 2450	**New York**	**New York**	**10170**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/14

OATH OR AFFIRMATION

I, Jessica Kim, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Maybank Kim Eng Securities USA, Inc.** (the "Company") as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CFO

Title

Subscribe and Sworn to, before me
On this 20 day of Feb 2014



SHENGYU CAO
Notary Public, State of New York
No. 01CA6246104
Qualified in New York County
Commission Expires 08-08-15

Notary Public

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)
(S.E.C. I.D. No. 8-43264)

Report Pursuant to Rule 17a-5(d) and
Independent Auditors' Report

December 31, 2013

Table of Contents

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



P.C. CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

Independent Auditors' Report

Board of Directors
Maybank Kim Eng Securities USA, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Maybank Kim Eng Securities USA, Inc., a wholly-owned subsidiary of Maybank Kim Eng Holdings Limited (the "Company") as of December 31, 2013 and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maybank Kim Eng Securities USA, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 14 and 15 is presented for additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained on pages 14 and 15 has been subjected to the auditing procedures applied in the audit of the financial statements and procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States . In our opinion, the information on Pages 14 and 15 is fairly stated in all material respects in relation to the financial statement as a whole.



New York, NY
February 20, 2014

MAYBANK KIM ENG SECURITIES USA, INC
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Financial Condition
As of December 31, 2013
(Expressed in United States Dollars)

Assets

Cash and cash equivalents	$	2,045,171
Receivable from clearing broker		218,938
Receivable from affiliates (Note 3)		141,012
Furniture, equipment, software and motor vehicles (Note 7)		200,206
Income taxes receivable		14,365
Prepaid expenses and other receivables		70,564
Security Deposit		86,870
Total assets	$	2,777,126

Liabililties and Shareholder's Equity

Liabilities		
Accrued compensation	$	540,000
Accounts payable and other liabilities		198,153
Due to Related Party (Note 3)		306,016
Deferred Rent		29,989
Total liabilities	$	1,074,158
Shareholder's equity		
Common stock, voting, par value $1; authorized, issued and outstanding, 10 shares	$	10
Additional paid-in capital		12,499,990
Accumulated deficit		(10,797,032)
Total shareholder's equity		1,702,968
Total liabilities and shareholder's equity	$	2,777,126

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Operations
Year Ended December 31, 2013
(Expressed in United States Dollars)

Revenues:		
Brokerage commissions	$	9,428,905
Research Income		391,119
Other income		108,424
Interest income		1,696
Total revenue	$	9,930,144
Expenses		
Commissions and clearance	$	3,031,310
Compensation		4,719,320
Communication/information services		745,654
Employee benefits		191,850
Occupancy		222,232
Travel and entertainment		659,134
Professional fees		65,678
FINRA fees		22,852
SIPC fees		25,401
Advisory Fee (Note 3)		306,016
Other		149,570
Total expenses	$	10,139,017
Net loss before provision for income taxes		(208,873)
Provision for income taxes (Note 6)		-
Net loss	$	(208,873)

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2013
(Expressed in United States Dollars)

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Shareholder's equity - at December 31, 2012	$ 10	$ 12,499,990	$ (10,588,159)	$ 1,911,841
Net loss			(208,873)	(208,873)
Shareholder's equity - at December 31, 2013	$ 10	$ 12,499,990	$ (10,797,032)	$ 1,702,968

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Changes in Cash Flows
Year Ended December 31, 2013
(Expressed in United States Dollars)

Cash flows from operating activities		
Net Loss	$	(208,873)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		68,394
Decrease (increase) in operating assets		
Receivable from clearing broker		(135,128)
Receivable from affiliates		111,256
Prepaid expenses and other receivables		17,764
Prepaid income taxes		(2,655)
Increase (decrease) in operating liabilities		
Accrued compensation		219,455
Accounts payable and other liabilities		190,093
Net cash provided by operating activities		260,306
Increase in cash		260,306
Cash and cash equivalents at beginning of year		1,784,865
Cash and cash equivalents at end of year	$	2,045,171

The accompanying notes are an integral part of these financial statements.

Note 1 - General Business

Maybank Kim Eng Securities USA, Inc. (the "Company"), a wholly-owned subsidiary of Maybank Kim Eng Holdings Limited, a Singapore Registered Corporation (the "Parent"), is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority, and is a member of the Securities Investor Protection Corporation (SIPC).

The Company engages primarily in the introduction of securities from Singapore, Korea, Indonesia, Malaysia, Philippines, Thailand, Hong Kong, Taiwan, Japan, Vietnam, Sri Lanka, Pakistan, Bangladesh, India ("Asian-based") and Australia through its affiliates who are licensed to buy and sell such securities to U.S. institutional customers on a delivery and/or receipt versus payment basis. The Company's results of operations and financial condition are affected by general trends in the Asian-based economy, Australia and financial markets.

The Company's commissions from customers are collected by the Parent from other related entities and remitted to the Company on a monthly basis.

The Parent has agreed to provide funding to support the Company if necessary.

Note 2 - Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These financial statements were approved by management and available for issuance on February 20, 2014.

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis are:

1. Securities Transactions

The Company records securities transactions executed for its customers on a trade-date basis. Revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates on the trade date.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Research Income

Research income represents monies for research services provided.

4. Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, or in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term, which is approximately three to ten years.

5. Income taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future (based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income). Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

6. Cash and cash equivalent

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

7. Customer transactions

In the normal course of business, the Company effects, in an agent capacity, transactions on behalf of customers to foreign broker dealers for execution. If these transactions (receive vs. payment or deliver vs. payment) do not settle due to failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market of the securities is different from the contract amount. The risk of loss of the company is normally limited to differences in the market value of the securities compared to their contract amounts, plus any failure penalties imposed by the exchange regulations. As of December 31, 2013 there were no losses due to nonperforming parties for the year ended December 31, 2013. All open transaction of December 31, 2013 subsequently settled as scheduled in January 2014.

(Expressed in United States Dollars)

Note 3 - Related Party Transactions

The Parent and affiliated companies with common ownership provide approximately 70% of all trades executed, and research and settlement services to the Company. Gross commissions from customer transactions are collected by affiliated companies and are remitted monthly to the Company net of commissions, clearance fees, research and settlement fees. At December 31, 2013, receivable from affiliates of $141,012 represents net commissions due from Maybank Kim Eng Securities Singapore for customer securities transactions. The total commission paid to affiliates during the year ended December 31, 2013 was $1,842,206.

In 2013, the advisory fee to related party of $306,016 has been accrued and will be paid to Hong Kong office.

Note 4 - Employee Benefit Plan

The Company sponsors a SEP/IRA savings plan in accordance with IRS regulations. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% of the maximum allowable contributions made by employees. The Company's contribution was $191,850 for the year ended December 31, 2013.

Note 5 - Fair Value Measurement

ASC 820-10 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability.

Level 3 - Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of December 31, 2013, financial instruments owned by the Company primarily consist of cash and cash equivalents and are classified as Level 1.

(Expressed in United States Dollars)

Note 6 - Income Taxes

The income tax provision for the year ended December 31, 2013 consisted of the following:

Current Tax Expense (Benefit):		
Federal	$	-
State and local		-
		-
Deferred Tax Expense (Benefit)		
Federal, state and local		-
Total tax benefit	$	-

A reconciliation of the statutory income tax provision to the effective tax provision is as follows:

Tax benefit provision at statutory rate (34%)	$	(71,017)
State and local taxes		(15,008)
NYC rate change		4,598
Permanent items		32,726
Change in valuation allowance		48,701
Total tax provision	$	-

The major sources of temporary differences and their deferred tax effect at December 31, 2013 are as follows:

Deferred tax asset		
Net operating loss benefit	$	5,568,122
Bad debt & depreciation		71,126
Less valuation allowance		(5,639,248)
Net deferred tax asset	$	-

The Company has provided a valuation allowance to fully offset the amount of the net deferred tax assets mainly due to continuing net operating losses at the federal, state and local jurisdictions. Management's conclusion is that it is not "more-likely-than-not" that the Company would be able to fully realize its deferred tax assets in the immediate future.

At December 31, 2013, the Company has unused federal net operating loss carryforwards of $11,980,067 which may be applied against future taxable income expiring in various years from 2013 through 2033.

(Expressed in United States Dollars)

The Company follows the provisions of accounting for uncertain tax positions, which prescribes a recognition threshold and measurement attribute for the financial statement impact of a tax position taken or expected to be taken on a tax return. It also provides guidance on the recognition, classification, recording of interest and penalties, and requires certain disclosures. The Company has reviewed its income tax positions and does not believe that it is reasonably possible that the total unrecognized benefits of $0 will significantly change within the next 12 months.

The Company files Federal, New York State, New York City, and California income tax returns as a C-Corporation. For Federal, New York State, New York City and California tax examination purposes, December 2010 to December 2012 are open years based upon a three year statute of limitations.

Note 7 - Fixed Assets

Details of equipment, automobile and computer software are as follows:

Equipment, automobile, computer software		
Leasehold improvements	$	112,007
Office equipment		34,141
Furniture and fittings		126,211
Computer equipment		56,272
Computer software		51,822
		380,453
Less: accumulated depreciation		(180,247)
	$	200,206

The depreciation and amortization charged for the year ending December 31, 2013 was $68,394.

Note 8 - Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits of $250,000. However, the Company does believe that these amounts are exposed to significant risk and are considering steps to address this risk.

(Expressed in United States Dollars)

Note 9 - Net Capital

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness or $250,000 whichever is greater. At December 31, 2013, the Company had net capital of $989,627 which exceeded requirements by $739,627. The ratio of aggregate indebtedness to net capital was 1.07 to 1.

Note 10 - Commitments

a. Office leases

The Company has a long-term operating lease for office space expiring in March 2018.

The future annual minimum lease payments due under this operating lease that have a remaining non-cancelable term in excess of one year are as follows:

Year		Amount
2014		193,466
2015		202,239
2016		207,776
2017		264,896
2018		53,177
	$	921,554

The total rent inclusive of other occupancy charges paid in New York and California for the year ended December 31, 2013 is $222,232.

The Company also has an agreement to lease office space in San Francisco, California for a monthly payment of $2,500.

A Certificate of deposit of approximately $87,000 pledge to a third party to collateralize a letter of credit related to a security deposit.

Note 11- Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs k(2)(i) and k(2)(ii) of that Rule.

Note 12 – Subsequent events

The Company evaluated subsequent events from January 1, 2014 to February 20, 2014, the date of issuance of the financial statements. The Company did not have any significant subsequent events to report.

Supplementary Information

MAYBANK KIM ENG SECURITIES USA, INC
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c 3-1 Under the Securities and Exchange Act of 1934
December 31, 2013
(Expressed in United States Dollars)

Total Ownership Equity Per Statement of Financial Condition	$	1,702,968
Total Equity		1,702,968
Non allowable Assets:		
Receivable from affiliates		141,012
Petty cash		61
Furniture, equipment, software and motor vehicles		200,206
Receivable - Others		218,938
Prepaid expenses		47,076
Prepaid income tax		14,365
Letter of credit		86,993
Other assets		4,690
Total non allowable		713,341
Net capital before haircuts on securities positions		989,627
Net capital		989,627
Computation of Net Capital Requirement:		
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $ 1,055,361 or $250,000		250,000
Excess net capital	$	739,627
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	1,055,361
Percentage of aggregate indebtedness of net capital		107%

There are no differences between the computation required pursuant to Rule 15c-3-1 and the corresponding computation prepared by the Company and included in the Company's amended unaudited Form X-17A-5 Part 11 filing as of December 31, 2013.

MAYBANK KIM ENG SECURITIES USA, INC
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
December 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 in that the Company activities are limited to those set forth under paragraphs k(2)(i) and k(2)(ii) of that rule.



P.C. CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Maybank Kim Eng Securities USA, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Maybank Kim Eng Securities USA, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Maybank Kim Eng Securities USA, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Maybank Kim Eng Securities USA, Inc's management is responsible for the Maybank Kim Eng Securities USA, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. C & S obtained, traced and agreed payment to a copy of the payment wire instructions received from SIPC for $12,401. No differences noted in relation to the amount stated on the wire and in the general ledger and the amount in Form SIPC-7.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences; C & S compared and agreed total revenue as reported on audited Form X-17A-5 of $9,930,143 with SIPC -7. No differences noted. C & S agreed the payment made during the year for $12,401 and the accrued balance of $11,878 as reported in the Statement of Income to the total reported on Form SIPC-7 of $24,279. There are no *differences noted.*

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; C & S noted that an amount of $11,878

which was due and payable was correctly calculated, accrued and entered on the form to be file as at December 31, 2013. *There are no differences noted.*

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; C & S proved the arithmetical accuracy of the total reflected in Form SIPC-7 by recalculating the SIPC fee payable for the year, using the general assessment rate and agreeing the calculation the Company's general ledger. *There are no differences noted.*

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be use by anyone other than those specified parties.

Cohen & Schaeffer P.C.

New York, New York
February 20, 2014

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Kim Eng Holdings Limited)

Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2013
(Expressed in United States Dollars)

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	9,711,513
General Assessments at 0.0025	$	24,279
Payment Remitted Form SIPC-6	$	(12,401)
Amount Due with Form SIPC-7	$	11,878

COHEN &
SCHAEFFER
P.C. CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Maybank Kim Eng Securities USA, Inc.

In planning and performing our audit of the financial statements and supplementary information of Maybank Kim Eng Securities, USA Inc., a wholly-owned subsidiary of Maybank Kim Eng Holdings Limited (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 20, 2014), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.


Cohen & Schaeffer P.C.

New York, New York
February 20, 2014